Form 51-102F3
MATERIAL CHANGE REPORT
Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations
ITEM 1: REPORTING ISSUER
Khan Resources Inc.
141 Adelaide Street West
Suite 1007
Toronto, ON M5H 3L5
ITEM 2: DATE OF MATERIAL CHANGE
          May 11, 2008
ITEM 3: PRESS RELEASE
          A press release was issued by Khan Resources Inc. (“Khan”) on May 11, 2008 via Marketwire.
ITEM 4: SUMMARY OF MATERIAL CHANGE
          Khan announced that it will make an offer to acquire all the outstanding shares (the “Offer”) of Western Prospector Group Ltd. (“Western Prospector”). Pursuant to the Offer, Western Prospector shareholders will receive 0.685 of a Khan common share for each Western Prospector share. Based on the volume weighted average trading price of the Khan common shares on the Toronto Stock Exchange (“TSX”) and the Western Prospector common shares on the TSX Venture Exchange (“TSXV”), in each case for the 20 trading days ending May 9, 2008, the all share Offer represents a 34% premium to Western Prospector shareholders. The Offer also represents a premium of 30% over the May 9, 2008 closing price of Western Prospector’s common shares of $0.50 on the TSXV, based on a closing price of $0.95 per Khan common share on the TSX on that same date.
ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE
          Please see press release attached hereto.

ITEM 6: RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102
          Not applicable.
ITEM 7: OMITTED INFORMATION
          Not applicable.
ITEM 8: SENIOR OFFICER
          The following senior officer of Khan is knowledgeable about the material change and this report:
Martin Quick
President and Chief Executive Officer
(416) 360-3405
ITEM 9: STATEMENT OF SENIOR OFFICER
          The foregoing accurately discloses the material change referred to herein.
          DATED at Toronto, Ontario this 14th day of May, 2008.

by	(Signed) Martin Quick Martin Quick
President and Chief Executive Officer

Khan Resources Announces Offer for Western Prospector
TORONTO, CANADA, May 11, 2008, Khan Resources Inc. (TSX:KRI) announced today that it will make an offer to acquire all of the outstanding common shares of Western Prospector Group Ltd. (TSXV:WNP) in order to consolidate its position in the Saddle Hills district of Mongolia and achieve significant synergies from the joint development of Khan Resources’ Dornod uranium deposit and Western Prospector’s Gurvanbulag uranium deposit in that district.
Highlights of the Offer
•	Western Prospector shareholders to receive 0.685 of a Khan Resources common share for each common share of Western Prospector

•	The Offer represents a premium of 34% based on the 20 day volume weighted average trading prices of Khan Resources and Western Prospector and a premium of 30% based on the last Western Prospector and Khan Resources trading prices

•	The Offer will consolidate ownership and operations of Khan Resources’ and Western Prospector’s contiguous properties in the Saddle Hills region of Mongolia

•	Synergies in excess of US$100 million expected to result from the construction of one common mill (rather than two mills) and the sharing of infrastructure, as well as significant operating and administrative costs
Details of the Offer
Pursuant to the Offer, Western Prospector shareholders will receive 0.685 of a Khan Resources common share for each Western Prospector share. Based on the volume weighted average trading price of the Khan Resources common shares on the Toronto Stock Exchange (TSX) and the Western Prospector common shares on the TSX Venture Exchange (TSXV), in each case for the 20 trading days ending May 9, 2008, the all share Offer represents a 34% premium to Western Prospector shareholders. The Offer also represents a premium of 30% over the May 9, 2008 closing price of Western Prospector’s common shares of $0.50 on the TSXV, based on a closing price of $0.95 per Khan Resources common share on the TSX on that same date.
The acquisition of Western Prospector is expected to result in combined capital cost savings in excess of US$100 million, resulting from the construction of one common mill (rather than two separate mills) and the sharing of infrastructure. Khan Resources also anticipates significant operating cost savings from common ownership of the Dornod and Gurvanbulag deposits as a result of the consolidation of head office and management and administrative teams.

CEO of Khan Resources, Martin Quick, commented “This is a natural combination of two companies working towards the same goals in the same area. Western Prospector shareholders benefit by getting access to a rich and advanced Uranium deposit that can quickly be brought into production and by receiving a premium to their stock price. Khan shareholders benefit from an extensive exploration potential and by becoming more attractive to the Mongolian government as a mid-tier near-term producer.”
An advertisement formally commencing the Offer will be published on Monday, May 12th in English in The Globe and Mail and The New York Times and in French in La Presse.
Full details of the Offer will be included in the formal offer and take-over bid circular to be filed with the securities regulatory authorities on May 12th and mailed to Western Prospector shareholders. Khan Resources will formally request a list of Western Prospector’s shareholders on May 12th and expects to mail the take-over bid documents to Western Prospector shareholders as soon as possible following receipt of such list. The Offer will be open for acceptance until Friday, June 20, 2008 at 8:00 p.m. (Toronto time). The Offer will be subject to a number of conditions, including there having been validly deposited under the Offer and not withdrawn at the expiry time such number of common shares of Western Prospector that constitutes at least 50.1% of the common shares then outstanding (calculated on a fully diluted basis) and the provisions of Western Prospector’s shareholder rights plan being waived, invalidated or cease traded. The Offer is also subject to the receipt of customary regulatory approvals, including the approval of the Toronto Stock Exchange to the listing of the common shares of Khan Resources to be issued in respect of common shares of Western Prospector deposited under the Offer.
The Information Agent and Depositary for the Offer is Kingsdale Shareholder Services Inc. at its office in Toronto, Ontario. Questions and requests for assistance or copies of the offer documents may be directed to Kingsdale at the following contact details:
Kingsdale Shareholder Services Inc., The Exchange Tower, 130 King Street West, Suite 2950,
Toronto, Ontario, M5X 1C7
E-mail: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Toll Free (North America): 1-866-581-0510
Outside North America, Banks and Brokers Call Collect: 416-867-2272
Additional Information
The Offer is made for the securities of a Canadian issuer and the offer documents have been prepared in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference in the offer documents have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to the financial statements of United States companies.

The enforcement by Western Prospector’s shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Khan Resources is incorporated under the laws of the Province of Ontario, Canada, that Western Prospector is incorporated under the laws of the Province of British Columbia, Canada, and that a majority of Khan Resources’ officers and directors are residents of Canada and some of Western Prospector’s officers and directors are residents of Canada, that Kingsdale Shareholder Services Inc., the depositary and information agent for the Offer and some or all of the experts named in the offer documents may be residents of jurisdictions outside of the United States, and that all or a substantial portion of the assets of Khan Resources and Western Prospector and of the above mentioned persons may be located outside of the United States. You may not be able to sue Khan Resources, Western Prospector, or their respective officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel Khan Resources, Western Prospector and their respective affiliates to subject themselves to a US court’s judgment.
You should be aware that Khan Resources or its affiliates, directly or indirectly, may bid for and make purchases of common shares of Western Prospector during the period of the Offer, as permitted by applicable Canadian or provincial laws or regulations.
Forward-Looking Statements
This press release may contain forward-looking statements, which are subject to certain risks, uncertainties and assumptions. A number of factors could cause actual results to differ materially from the results discussed in such statements, and there is no assurance that actual results will be consistent with them. Such forward-looking statements are made as at the date of this news release, and Khan Resources assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.
Khan Resources (TSX: KRI) is a Canadian acquisition, exploration and uranium development company. Its current activities are focused on the Dornod area in north eastern Mongolia, the site of a former Russian open-pit uranium mine. Khan holds interests in the Main Dornod Property, licensed for mining, and in the Additional Dornod Property, licensed for exploration. The Company’s website is www.khanresources.com.
Investor Relations Contacts:

Martin Quick	Jon Ruby
Khan Resources Inc.	The Buick Group
President & CEO	Office: 416.915.0915, Ext. 301
Office: 416.360.3405	Toll Free: 1.877.569.7092
mquick@khanresources.com	jruby@buickgroup.com